

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August, 14 2015

Frank J. Bisignano, Chief Executive Officer
First Data Corporation
225 Liberty Street, 29th Floor
New York, New York 10281

>   **Re: First Data Corporation**
>   **Registration Statement on Form S-1**
>   **Filed July 20, 2015**
>   **File No. 333-205750**

Dear Bisignano:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   With respect to every third-party statement in your prospectus, such as the Nilson Report, please ensure that you have disclosed the report dates, and provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Lastly, please tell us whether any of the reports were prepared for you.

2.   Please include the names of the lead underwriters in your next amendment. Be advised that we may defer review of an amendment that does not name the lead underwriters.

Prospectus Summary, page 1

3.   Please expand your summary to briefly describe the recent changes to your capital structure and the realignment of your operating segments. Also, here and in your Management's Discussion, discuss the reasons for these changes.

Our Transformation, page 3

4.   We note references here and elsewhere in the filing to your acquisition of Clover and your plans for this solution. Please clarify if the product has had a material impact on your operations and business since being brought to market.

Risks Related to Our Business and this Offering, page 8

5.   The summary should provide a balanced presentation of your company and its operations. As currently written, your summary emphasizes your strengths and growth strategy. Please balance your disclosure by briefly discussing here or elsewhere in the summary the most significant risks associated with your business and this offering.

Use of Proceeds, page 39

6.   We note that you intend to use the proceeds from this offering to repay a portion of your outstanding indebtedness. When you have determined the debt you intend to repay, please provide the disclosure called for by Instruction 4 to Item 504 of Regulation S-K.

Unaudited Pro Forma Consolidated Financial Statements

Notes to Unaudited Pro Forma Consolidated Financial Data, page 49

7.   Please revise footnote (a) to disclose the specific percentage rate used to determine the adjustment for your net interest savings resulting from the transactions reflected in (ii) and (iii) of the table included in this footnote. Also, please specify the date of the equity recapitalization used to determine the adjustment disclosed in (ii).

8.   We note from your disclosures in Note 11 that you have approximately $154 million and $169 million of total unrecognized compensation expense related to non-vested stock options and restricted stock, respectively. Please tell us the estimated amount of compensation expense you expect to record for such awards and the estimated number of restricted stock awards that will vest upon completion of this offering. Also, tell us whether you considered including adjustments to "accumulated other comprehensive loss" in your pro forma balance sheet to reflect the share-based compensation that will be recorded at closing and to the number of authorized shares outstanding to reflect the restricted stock awards that will be fully vested upon effectiveness. In addition, tell us

your consideration to include an adjustment to the denominator in your pro forma EPS calculations to reflect the increase in outstanding shares upon vesting of the restricted stock, to the extent material.

9.   Please revise the pro forma net loss per share information to give effect to the number of shares issued in this offering whose proceeds will be used to repay certain indebtedness. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

10.   You disclose that revenues for transaction and processing service fees grew by 3% in 2014 as compared to 2013 and were flat in 2013 as compared to 2012. You also disclose that this revenue stream grew by 2% during the three months ended March 31, 2015 as compared to the comparable prior year period. Similarly, your Form 10-Q for the three months ended June 30, 2015, indicates that this revenue stream remained flat as compared to the prior year period. To the extent you have experienced material challenges in growing this revenue stream, consider expanding your discussions at the outset of MD&A to identify such historical challenges and discuss the steps your management is taking to address them. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

11.   We note your disclosures on pages 53 and F-81 related to your restructuring program and your discussions of the anticipated underlying cost reductions during your first and second quarter earnings call. We also note that your management indicated during your first quarter call that you plan to implement this expense initiative while continuing to fund your strategic growth initiatives. Tell us what consideration you have given to identifying and discussing any achievements, if material, accomplished to date under this plan.

Executive Overview, page 52

12.   Please tell us what consideration you have given to disclosing in this section the key performance indicators of your business, including financial measures and/or non-financial metrics. In this regard, we note that your business is characterized by high levels of recurring revenue, yet you do not appear to present a revenue retention-related metric in your filing. Please tell us whether your management uses such a metric to track the rate at which you retain revenues and/or clients. Refer to Section III.B.1 of SEC Release 33-8350.

Results of Operations, page 57

13.   In your discussion, you cite multiple various factors as impacting your results of operations but provide no quantification of the contribution of each factor to the material changes in the various line items discussed. For instance, you identify on page 55 the factors that drove growth in transaction and processing service fees yet do not provide corresponding quantification of each factor or offset. As another example, you identify factors that drove increases in cost of services on page 58, yet do not provide corresponding quantification. Lastly, you reference, without quantifying, decreases in check processing revenues on page 56. Please revise throughout to quantify the impact of each material factor discussed when your results are impacted by two or more factors. In addition, you should remove vague terms such as "primarily" in favor of specific quantifications. Refer you to Section III.D of Release 33-6835.

Operating Revenues Overview, page 57

14.   You state that Walmart's shift to a dual processor strategy impacted your transaction growth during three months ended March 31, 2015. Revise your disclosure to more clearly explain the nature of this change. This comment also applies to your disclosure on page 71.

Guarantees and Covenants, page 81

15.   Your disclosure indicates that you could be required to make additional debt principal payments based on a percentage of excess cash flow generated by you. Please revise your filing to disclose whether you anticipate making any additional principal payments under this covenant. If so, please discuss the impact these additional payments could have on your operations or liquidity position. Also, tell us what consideration you gave to disclosing this covenant percentage here.

Contractual Obligations, page 84

16.   Please tell us what consideration was given to including unrecognized tax benefits within your contractual obligations table or providing a discussion of the reasons they are excluded in an accompanying note. Please refer to Item 303(a)(5) of Regulation S-K and Section C of SEC Release No. 33-9144.

Critical Accounting Policies

Goodwill, page 85

17.   We note your disclosure that the fair value of each reporting unit exceeded its carrying value. Please revise your disclosure to state that the fair value of each of your reporting

units is substantially in excess of the carrying value, if true. For those reporting units where the fair value is not substantially in excess of carrying value, please tell us whether you considered disclosing the following:

- The specific percentage by which fair value exceeded carrying value as of the date of the most recent test;

- The amount of goodwill allocated to the reporting unit;

- A description of the specific method used and key assumptions used and how the key assumptions were determined;

- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions

Alternatively, please tell us your consideration for disclosing that material goodwill does not exist at reporting units that are at risk of failing Step 1.

Income Taxes, page 88

18.   Please revise your filing to disclose any reasonably likely factors that may cause an adjustment to your deferred tax asset valuation allowance in the near term. For example, we note your disclosure on page F-56 of a tax planning strategy that would result in an immediate reversal of temporary differences associated with the excess of book basis over tax basis for certain investments, but the timing and magnitude of this tax planning strategy is unclear. Refer to Section V of SEC Release No. 33-8350.

Business

Summary of GBS Solutions, page 113

19.   Tell us what consideration you gave to expanding your disclosure here or elsewhere in this section to provide information on the fee structures of the GBS Solutions. Consider also expanding your descriptions of GFS and NSS Solutions on pages 120 and 125, respectively, to provide such information.

Our Sales and Distribution Channels, page 138

20.   Expand your description of revenue sharing agreements to explain with more specificity the nature and general terms of such agreements. Also tell us what consideration you gave to providing quantitative information in MD&A on the significance of these revenue arrangements to your business.

Compensation Discussion and Analysis

Annual Cash Incentives, page 165

21.   You state that the annual cash incentive is based on achievement of your strategic growth objectives and individual performance in meeting those objectives. You also explain that awards are based primarily on your performance during the year and secondarily on individual results during the year. While we note your statement that the committee approved a fully discretionary funding structure for such awards during 2014, please describe the specific performance and individual factors your compensation committee considered when making the grants. To the extent such discretionary grants were made based on individual results, please provide a more individualized discussion on the discretionary grants.

Long-Term Incentive Compensation, page 166

22.   We note your disclosure that grants under your equity incentive plans were made in the sole discretion of Holdings Co., based on each executive's role and performance. Please describe the factors that the committee considered when exercising this discretion and how such factors impacted the committee's decision to make the individual grants.

Benefits and Perquisites, page 167

23.   We note your disclosure on page F-42 stating that as a result of the suspension of matching contributions, your U.S. defined contribution plan is no longer a safe harbor plan. Yet your disclosure in this section states that the ISP is designed to comply with Internal Revenue Service safe harbor rules. Revise to ensure that your disclosures are consistent in this regard.

Principal Stockholders, page 188

24.   Footnotes 4 and 5 contain disclaimers of beneficial ownership. Beneficial ownership disclosure in this table is based on voting and/or investment power. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that

beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and disclose who has voting and/or investment power over the disclaimed shares.

Description of Capital Stock

Exclusive Forum, page 213

25.   Please include in the risk factor section of the prospectus a separately captioned risk factor addressing the risks the exclusive forum provision poses to investors.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 6: Borrowings, page F-26

26.   Your disclosure on page F-31 indicates that you incurred $19 million of lender fees and other expenses related to the January 2014 and July 2014 modifications to your senior secured lending facilities. Your disclosure on page F-28 indicates that you incurred new loans as a result of these changes. Please revise your disclosure to clarify if you consider the changes to these loans to be debt modifications or debt extinguishments. If you consider the changes to be modifications, please tell us how you concluded the changes made to the loans were not substantially different terms under ASC 470-50-40-10. If you consider the changes to be extinguishments, please tell us the amount of gain or loss recognized and where these amounts are reflected in your income statement. Refer to ASC 470-40-50-2. Please also tell us how you will account for the debt related subsequent events disclosed on pages F-72 and F-100.

Note 16: Investment in Affiliates

27.   Please revise your disclosure to provide audited information for your merchant alliances and other affiliates accounted for under the equity method of accounting. In addition, revise to include current and noncurrent assets and liabilities for your equity method investees pursuant to Item 1.02(bb) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rebekah Lindsay, Staff Accountant, at (202) 551-3303 or Kathleen Collins, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney at (202) 551-3853 or me at (202) 551-3456 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Advisor